Correspondence

[Steel Dynamics, Inc. Letterhead]

Via EDGAR	June 28, 2013

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC  20549-4631

Re:                             Steel Dynamics, Inc.

Registration Statement on Form S-4

Filed June 4, 2013

(SEC File No. 333-189087)

Dear Mr. Ingram:

This letter sets forth the response of Steel Dynamics, Inc. and its 100% owned guarantor subsidiaries (each an additional registrant and, collectively, the “Registrants”), to the comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its letter dated June 24, 2013, which pertain to the Registration Statement on Form S-4 filed by Registrants with the Commission on June 4, 2013.

For your convenience, we have set forth below each of your comments relating to the Registration Statement, followed by our related response.

General

1.                                      Comment:  We note that you are making the exchange offer in reliance on our position in no-action letters. Please file the supplemental letter stating that you are registering the exchange offer in reliance on our position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Response:  A supplemental letter stating that Registrants are registering the exchange offer in reliance on the Staff’s position contained in the above-referenced Commission no-action letters, as well as the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, is being simultaneously provided through Correspondence filed with the Commission via EDGAR.

Prospectus Cover Page

2.                                      Comment:  Please disclose on the front cover page that:

•                  Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of the new securities; and

•                  Broker-dealers who acquired the old securities as a result of market making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:  We have provided the requested disclosure in the final paragraph of the prospectus cover page, as follows:

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. See “Plan of Distribution.”

3.                                      Comment:  Clarify here and throughout the registration statement, as appropriate, whether each subsidiary guarantor is 100% owned by Steel Dynamics, Inc., and whether the exchange notes are guaranteed fully and unconditionally on a joint and several basis by the subsidiary guarantors.

Response:  We have provided the requested clarifications in the first paragraph of the prospectus cover page, in the section titled “Summary of the terms of the Exchange Notes — Guarantees,” in the section titled “Description of the Exchange Notes — General — 2019 Notes” and “— 2022 Notes,” and in the section titled “Guarantees.”  In the clarifying additions, we have affirmed that each subsidiary guarantor is wholly-owned by Steel Dynamics and that the Exchange Notes are guaranteed fully and unconditionally on a joint and several basis.  However, we have also added a necessary limitation to this clarifying disclosure, covered by the Indenture (Section 10.01) and consistent with the disclosure of that limitation in the prospectus.  See “Description of the Exchange Notes” — “Guarantees,” at p. 46 of the as-filed June 4 prospectus.

The limitation language is as follows, in each such case following the word “guaranteed,”

“… fully and unconditionally (except as limited in the manner described in this prospectus, under “Description of the Exchange Notes — Guarantees”).”  (Italics utilized for purposes of this letter only.)

For your convenience, the referenced prospectus language, referring to the limitation, provides in pertinent part, with respect to the Guarantees, that

“The obligations of a Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable federal or state laws…”

and Section 10.01 of the Indenture captioned “Note Guarantee,” after first describing the general nature of the guarantees, goes on to provide, in pertinent part, that

Each Subsidiary Guarantor, and by its acceptance hereof each Holder, hereby confirms that it is the intention of all such parties that the Guarantee … not constitute a fraudulent transfer or conveyance for purposes of the United States Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar Federal or state law. To effectuate the foregoing intention, the Holders and each Subsidiary Guarantor hereby irrevocably agree that the obligations of each Subsidiary Guarantor … shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of each Subsidiary Guarantor …, result in the obligations of such Subsidiary Guarantor under its Note Guarantee not constituting such fraudulent transfer or conveyance.  (Ellipses utilized for purposes of this letter only.)

Certain Conditions to the Exchange, page 40

4.                                      Comment:  We note the statement “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights…” Please note that you may not waive implicitly an offer condition by failing to assert it. If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Response:  We have added the following proviso at the end of the referenced waiver paragraph:

“… provided, however, that if we decide to waive a condition, we will announce such decision in a manner reasonably calculated to inform holders of such waiver.”

Undertakings, page 75

5.                                      Comment:  Please provide the Rule 430B undertakings as required by Item 512(a)(5) of Regulation S-K.

Response:  We have added new subsection (7) to our “Undertakings” to cover the requested additional undertaking.

This is to acknowledge that Registrants, their management and all other persons who are responsible for the filing recognize that the accuracy and adequacy of the disclosures in the filing is their responsibility and that the filing will contain all information that the Securities Act and all applicable Securities Act rules require.

Should you have any further questions regarding the adequacy of this filing, would you kindly direct your questions to Mr. Robert S. Walters, of Barrett & McNagny LLP our legal counsel, at 260-423-8905 (direct) or 260-438-0958 (mobile).

On behalf of the Registrant:

By:	S/ Theresa E. Wagler
Theresa E. Wagler
Executive Vice President and
Chief Financial Officer

On behalf of all Subsidiary Guarantor
Additional Registrants:

By:	S/ Theresa E. Wagler
Theresa E. Wagler
Vice President or Secretary